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13014276

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67954

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NAVIDAR GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11711 N. MERIDIAN STREET, SUITE 325
(No. and Street)

CARMEL (City) IN (State) 46032 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER DAY (317) 559-3910
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KATZ, SAPPER & MILLER, LLP ATTN: SCOTT BROWN
(Name – *if individual, state last, first, middle name*)

800 E. 96TH STREET #500 (Address) INDIANAPOLIS (City) IN (State) 46240 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 5 2013
05 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, CHRISTOPHER DAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NAVIDAR GROUP LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ARLENE L. MAHANEY
NOTARY PUBLIC STATE OF INDIANA
HANCOCK COUNTY
MY COMMISSION EXP 3/18/2017

Notary Public

Signature

MANAGING PRINCIPAL

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KATZ
SAPPER
& MILLER

Our People: Your Success

Independent Auditors' Report

To the Member
Navidar Group LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Navidar Group LLC as of December 31, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Katz, Sapper & Miller, LLP
Certified Public Accountants
800 East 96th Street, Suite 500
Indianapolis, IN 46240
Tel 317.580.2000
Web ksmcpa.com
An Affiliate of
KSM Business Services, Inc.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Navidar Group, LLC as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 21, 2013

NAVIDAR GROUP LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

ASSETS	
Cash	$ 1,021,808
Accounts receivable	12,673
Prepaid expenses and other	52,539
Property and equipment, net	28,592
TOTAL ASSETS	$ 1,115,612

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 53,928
MEMBER'S EQUITY	1,061,684
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,115,612

See accompanying notes.

NAVIDAR GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Navidar Group LLC (the Company), which was organized as a Delaware limited liability company on June 23, 2008, commenced operations on July 1, 2008, and became a broker-dealer in the states of New York and Indiana on March 13, 2009 and November 18, 2009, respectively. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides advisory services related to mergers and acquisitions and the private placement of securities.

The Company does not maintain securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

Estimates: The Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingencies and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were used.

Revenue Recognition: Revenues related to the Company's services are recorded on an accrual basis when earned.

Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. To date, there have been no losses in such accounts.

Property and Equipment are recorded at cost and are being depreciated using the straight-line method over their estimated useful lives as follows:

Furniture and fixtures	7 years
Computers	5 years
Software	3 years

Income Taxes: The Company is a limited liability company whereby taxable income, losses, credits, etc. are recognized for federal and state income tax reporting purposes by its member. Accordingly, no provision or liability for federal or state income taxes has been reflected in the accompanying financial statements.

The Company's member files federal and various state income tax returns. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2009.

Subsequent Events: The Company has evaluated the financial statements for subsequent events occurring through February 21, 2013, the date the financial statements were available to be issued.

NOTE 2 - PROPERTY AND EQUIPMENT

At December 31, 2012, property and equipment consisted of the following:

Computers	$20,714
Furniture and fixtures	21,609
	42,323
Less: Accumulated depreciation	13,731
	$28,592

NOTE 3 - NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 times Net Capital. At December 31, 2012, the Company had Net Capital of $967,880, which was $962,880 in excess of the required Net Capital of $5,000.

NOTE 4 - COMMITMENTS

In January 2011, the Company executed a noncancellable long-term operating lease for office space in Carmel, Indiana effective for 24 months, beginning in March 2011. Monthly rental payments of $0 in months 1, 2 and 13, $2,100 in months 3 through 12 and $2,150 in months 14 through 24 are required.

In June 2012, the Company executed a noncancellable long-term operating lease for office space in Austin, Texas effective for 42 months, beginning in August 2012. Monthly rental payments of $3,377 in months 1 through 12, $3,425 in months 12 through 24, $3,474 in months 25 through 36 and $3,522 in months 37 through 42 are required.

At December 31, 2012, the minimum future rental payments required by noncancellable long-term operating leases were:

Payable In	Rental Payments
2013	$ 45,064
2014	41,345
2015	41,928
2016	3,522
Total Rental Payments	$131,859